Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: June 3, 2014

Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: June 3, 2014

Company Presentation

June 2014

Safe Harbor

Forward Looking Statements

This presentation contains forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding strong growth in mobile demand and RF content growth; and statements under “Outlook” regarding TriQuint’s anticipated fourth quarter revenues, non-GAAP gross margin and diluted earnings per share for the fourth quarter and our bookings to anticipated revenue. These forward-looking statements are statements of management’s opinion and are subject to various assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied in the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors. More detailed information about risk factors that may affect actual results are set forth in TriQuint’s reports on Form 10-K and 10-Q and other filings with the Securities and Exchange Commission. These reports can be accessed at the SEC web site, www.sec.gov. Except as required by law, TriQuint undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

It is not possible to predict or identify all risk factors and one should not consider the risk factors described in TriQuint’s filings with the Securities and Exchange Commission to be a complete statement of all potential risks and uncertainties.

* Where non-GAAP financial data is noted, please see http://invest.triquint.com/results.cfm for a GAAP to non-GAAP reconciliation.

© TriQuint Semiconductor, Inc.

Strategic Combination

Creating a New Leader in RF Solutions

© TriQuint Semiconductor, Inc.

Deal Terms

Pro Forma Ownership Structure

- All stock transaction in which post-closing RFMD and TriQuint shareholders will each own approximately 50% of NewCo
- TriQuint exchange ratio of 1.675x for new company shares
- RFMD exchange ratio of 1.0x for new company shares
- Tax free transaction

Board of Directors

- Ralph Quinsey will serve as Non-Executive Chairman
- Board will be composed of 10 directors, with 5 each from the existing boards of both companies
- 8 of the 10 directors will be independent

Leadership

- Robert Bruggeworth – Chief Executive Officer
- Steve Buhaly – Chief Financial Officer
- Eric Creviston – President of Mobile Products
- James Klein – President of Infrastructure and Defense Products
- Steven Grant – Corporate VP, Fab Technology & Manufacturing
- Jim Stilson – Corporate VP, Assembly/Test Technology & Manufacturing
- Dean Priddy – Executive VP of Administration responsible for integration and synergy value creation

Closing Conditions & Timing

- Expected to close in second half of 2014
- Customary closing conditions include: Approval of RFMD and TriQuint shareholders and regulatory approvals

TriQuint Reach Further • Reach Faster™
© TriQuint Semiconductor, Inc.
4

Strategic Rationale

Customers benefit from new scale advantages in manufacturing and R&D, as well as an aggressive roadmap of new products and technologies

Drive innovation at the heart of the mobile data ecosystem – from base station to mobile device – to deliver the industry’s most comprehensive portfolio of critical RF technologies to mobile and infrastructure customers

Greatly improved financial model with performance improving to best in class as synergies are realized

© TriQuint Semiconductor, Inc.

Mobile Industry Landscape

The world’s demand for mobile data is growing exponentially

The wireless industry is rapidly changing to meet this challenge and build the next generation of mobile devices and network infrastructure

Mobile Device Growth

Mobile Phone Shipments (mm)(1)

2,500 2,000 1,500 1,000 500 0

‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘13E ‘14E ‘15E ‘16E ‘17E

2G 2.5G 3G 4G

(1) Source: IDC. Note: 2G consists of GSM and iDEN; 2.5G consists of CDMA 2000 1xRTT, EDGE and GPRS; 3G consists of CDMA 2000 1xEV-DO, TD-SCDMA, UMTS/WCDMA and HSDPA/HSPA; 4G consists of LTE, TD-LTE and WiMAX.

(2) Source: Cisco Visual Networking Index: Global Mobile Data Traffic Forecast, 2014.

(3) Source: Management.

Mobile Traffic Growth

Exabytes per Month (2)

18 9 0

2013 2014 2015 2016 2017 2018

1.5 EB 2.6 EB 4.4 EB 7.0 EB 10.8 EB 15.9 EB

RF Complexity

Total Frequency Bands (3)

50 40 30 20 10 0

43 6 2

‘05 ‘10 ‘15E

© TriQuint Semiconductor, Inc.

Infrastructure & Defense Landscape

Demand for network capacity and LTE deployments are driving growth in the base station and optical transport markets

Combined company will remain committed to the defense market as a driver of innovative new technologies

GaN provides a disruptive growth opportunity within the infrastructure and defense markets

© TriQuint Semiconductor, Inc.

NewCo: Strength of Combined Portfolio

Mobile

Power Amplifiers Filters Switch / Antenna Wi-Fi

GaAs PA Silicon PA Envelope Tracking SAW TC-SAW BAW WLP Switch ASM Antenna Tuning Mobile

Infrastructure & Defense GaN Radar Optical Drivers BTS CATV Wi-Fi

Foundry GaN PA Standard products GaAs SiGe RX TX Amplifiers PA Filters

© TriQuint Semiconductor, Inc.

Enhanced Financial Profile

New Growth Opportunities

Cost Synergies

EPS Accretion

Integration trends are creating larger opportunities for broad based suppliers

New scale advantages

$150M in annualized cost synergies

$75M exiting year one

Additional $75M exiting year two

Accretive to EPS in first full fiscal year following transaction close

* Non-GAAP metrics; assumes $150M in synergies across manufacturing costs and operating expenses; no revenue synergies are assumed as part of the transaction.

© TriQuint Semiconductor, Inc.

Managing to a New Operating Model

Metric

Revenue Growth

Gross Margin

Operating Expenses

Operating Margin

Target

Greater than the Industry

45%

20%

25%

* Non-GAAP metrics; assumes $150M in synergies across manufacturing costs and operating expenses; no revenue synergies are assumed as part of the transaction.

© TriQuint Semiconductor, Inc.

TriQuint Overview

Company Overview

Technology Leadership	Large & Growing Markets	Financial Leverage
Broad product portfolio ▪ Technology innovator ▪ Integration leader ▪	**$8-10 billion opportunity** **10-15% CAGR**	▪ 50%+ incremental margin ▪ Accretive product mix ▪ Improving profitability



Network Infrastructure
Drives high-performance product portfolio
Defense
Drives technology research & product solutions
Mobile Devices
Volume drives scale, lowers costs & speeds innovation

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.
12

Key Markets

MD: Mobile Devices

2013 Revenue by Market

Smartphones

Tablets

Internet of things

IDP: Infrastructure & Defense

Network Infrastructure

Base station

Optical

Point-to-point radio

Defense & Aerospace Mobile Devices 66%

Radar Network Infrastructure 21%

Communications Defense & Aerospace 13%

Electronic warfare

© TriQuint Semiconductor, Inc.

Focused on High Value Growth Opportunities

High

Optical

3G / 4G Base Station

Small Cells

Discrete Premium Filters

Radar

PAD

(PA + Duplexer)

2G Base Station

WLAN Connectivity

MMPA

ASM / Switch

Value

Low

Low Performance Amplifiers

WLAN Mobility

Commodity SAW Filters

2016 Estimated Size ($500M reference scale)

-20% -10% 0% 10% 20% 30% 40% 50%

Growth

TriQuint Semiconductor, Inc.

Product Line Strategy

Mobile Devices

Focus on LTE content expansion

Deliver premium filters & high-efficiency, broadband amplifiers

Enable dense RF integration with ultra small packaging

Infrastructure & Defense

Multi-market focus on high value products

Best in class GaN, GaAs, & filter technology across full spectrum

Unmatched technology breadth & strong customer relationships

© TriQuint Semiconductor, Inc.

MD

Mobile Devices

© TriQuint Semiconductor, Inc.

Mobile Devices Overview

Business highlights

$7B+ total addressable market

15% growth due to RF content expansion

LTE band count driving premium filter growth

Integration requires system expertise & access to key components

Long standing customer relationships

Differentiated strategy

Comprehensive technology capabilities

All premium filters (SAW, TC-SAW & BAW)

High-efficiency, broadband amplifiers

Small & thin packaging (CuFlip™ and WLP)

Dense RF integration expertise

Proprietary high-volume manufacturing

Mobile RF SAM

15% CAGR ($ in millions)

$10,000 $8,000 $6,000 $4,000 $2,000 $0

2013 2014 2015

Source: TriQuint

© TriQuint Semiconductor, Inc.

Hypothetical RF Content in LTE Phones

SAM Premium Filters ($ in millions) Functions/ Avg. Filter Phone Typical 3G Regional LTE Global Roaming LTE

40-50%

CAGR

$4,000

$3,000

$2,000

$1,000

$0

35

30

25

20

15

10

5

0

2013 2014 2015 2016 2017

Source: TriQuint

Premium filters include BAW & TC-SAW

SAW filters $ 1.25 $ 2.00 $2.25

TC-SAW filters $ 0.00 $ 0.50 $1.50

BAW filters $ 0.00 $ 1.50 $3.50

Total filter content $ 1.25 $ 4.00 $7.25

Amplifiers / switches / other $ 2.50 $ 3.50 $5.50

Total RF content $ 3.75 $ 7.25 $12.75 +

Source: TriQuint; the values above are for illustrative purposes only, actual values vary by phone model, manufacturer, and other considerations.

© TriQuint Semiconductor, Inc.

Band Count Driving Premium Filter Content

Total Worldwide Filter Functions (by Filter Technology) Premium Filters ($ in millions)

SAM Avg. Filter Functions/Phone

BAW TC-SAW SAW

40-50% CAGR

75

50

25

0

$4,000

$3,000

$2,000

$1,000

$0

35 30 25 20 15 10 5 0

1G 2G 3G 4G 2013 2014 2015 2016 2017

Source: TriQuint Source: TriQuint

FDD bands = 2 filter functions (separate send & receive filter die) Premium filters include BAW & TC-SAW

Band Count Expansion Premium Filter Growth

Region specific bands Crowded spectrum

Backward compatibility Wi-Fi coexistence

Growing LTE penetration Growing interference

Carrier aggregation Filters scale with band count

© TriQuint Semiconductor, Inc.

Solving 3G / 4G Filtering Challenges

Advanced technology

- Proprietary filter manufacturing expertise
- High performance for toughest bands
- All 3 technologies
  - SAW
  - TC-SAW
  - BAW
- LTE / Wi-Fi coexistence
  (denoted with gray shading)



Complexity
RF Frequency
TC-SAW
SAW
BAW
Band 13 LTE – FDD Duplexer
Band 26 LTE – FDD Duplexer
Band 8 LTE – FDD Duplexer
Band 20 LTE – FDD Duplexer
Band 28 LTE – FDD Duplexer
Band 8 WCDMA Duplexer
Band 17/12 LTE – FDD Duplexer
Band 29 LTE – FDD Filter
Band 5 LTE – FDD Duplexer
Band 4 LTE – FDD Duplexer
GPS
Band 27 LTE – FDD Duplexer
GSM Rx
Band 1 WCDMA Duplexer
Band 23 LTE – FDD
Band 30 LTE – FDD
Band 3 LTE – FDD Duplexer
Band 25 LTE – FDD Duplexer
Band 2 WCDMA or LTE – FDD Duplexer
Band 40 LTE – TDD Filter
Band 41 LTE – TDD Filter
Band 7 LTE – FDD Duplexer
5 GHz Wi-Fi Filter
2.4 GHz Wi-Fi Filter
Band 42 LTE – TDD Filter
Band 43 LTE – TDD Filter
Band 38 LTE – TDD Filter
● Asia ■ Europe ▲ The Americas

TriQuint
Reach Further • Reach Faster

© TriQuint Semiconductor, Inc.
20

Advancing Dense RF Integration

Differentiated Components In-house design & manufacturing of key module components Extensive Integration Expertise Coordinated supply chain, stable processes, RF module simulation

+ + + +

Amplifiers Filters Switches Laminates Controllers Other

Wafer Level Packaging Improved design flexibility, smaller size, lower height

Proprietary CuFlipTM Interconnects Better performance with lower cost, size & height

Die vs Die vs

© TriQuint Semiconductor, Inc.

IDP

Infrastructure

& Defense Products

© TriQuint Semiconductor, Inc.

IDP: Infrastructure & Defense Products

Business highlights

Total IDP SAM

5% CAGR

($ in millions)

Over $2B+ addressable market 5-10% growth with 5-30% share Highly fragmented market Long product lifecycles

Differentiated strategy

Partner with the best in the industry

Radar, optical & base stations

Maintain technology leadership

Leverage Dept. of Defense funding to seed innovation

Support commercial markets with superior GaN & BAW

Increase pace of product development

Market shaping, differentiated products

Small acquisitions to supplement growth

Infrastructure $3,000 Defense $2,500

$2,000 $1,500 $1,000 $500

$0 2013 2014 2015

Source: TriQuint

© TriQuint Semiconductor, Inc.

GaN: A Disruptive Technology

Wider Bandwidth More Power Higher Efficiency Higher Temp Advanced R&D

Electronic Warfare Next-Generation Radars Communication Systems New Sensors New Missions 500 GHz / 500V per ns

Manufacturing yields & reliability that equal or exceed more conventional semiconductor technologies

Amplifier cost & efficiency that support overall best value

Numerous products to support both defense & commercial markets

Broad range of processes that support 0-94GHz applications

© TriQuint Semiconductor, Inc.

Network Infrastructure

© TriQuint Semiconductor, Inc.

LTE Rollout Driving Network Infrastructure

Worldwide LTE infrastructure rollout

LTE infrastructure deployments are driving base station & optical products

Bandwidth demand and subscriber density driving base station growth

100G being deployed for metro with 200G on the horizon for long haul optical networks

Base Station

Optical Transport

Mobile Data Traffic Growth

16 (Exabytes per Month)

14 61% CAGR

12 10 8 6 4 2 0

2013 Video 2014 2015 Data 2016 M2M 2017 File Sharing 2018

Source: Cisco Global Mobile Data Traffic Forecast, Feb 2014

China is world’s largest market

1.25 billion subscribers: China Mobile (781m), China Unicom (290m), China Telecom (183m)

Potentially 600,000 to 800,000 4G base stations in China by the end of 2014*

* TriQuint estimate

© TriQuint Semiconductor, Inc.

Base Station Market Opportunity

Base Station SAM Macro

($ in millions)

$1,200 Metro

$1,100 Micro

$1,000

$900

2013 2014 2015 2016

Source: TriQuint

Use case

Peak power

Coverage (radius)

Simultaneous users

Notable Trend

Addressable content

Indoor capacity

1 watt

< 100m

Under 100

Small carrier cells capacity augmenting

> $10

Outdoor capacity

1 to 20 watts

< 3km

> 100

Data growth capacity opportunities creating

> $35

Broad coverage

20 to 200+ watts

< 25km

> 250

power High/wide amps band using macro GaN

> $175

© TriQuint Semiconductor, Inc.

Moving Data Around the World

SAM Transport SAM ($ in millions) Transceiver Units Per Year Sold Superior Performance & Differentiated Products

8—10% CAGR

$700

$600

$500

$400

$300

$200

$100

$0

200

150

100

50

0

2013 2014 2015 2016

Source: TriQuint, Infonetics

Consideration Metro Long-Haul

Application Regional Traffic Wide Area Transport

Distance 100 to 800 km 800 to 2,000km

Network speed 40 to 100G 40 to 100G +

Primary concerns <<<<<< Performance, size, cost >>>>>>

Addressable content $185 to $750 $600 to $1,500

© TriQuint Semiconductor, Inc.

Defense

© TriQuint Semiconductor, Inc.

Connecting Market the Next-Gen Battlefield & Space

Defense & Aerospace solutions Defense SAM ($ in millions)

Superior performing packaged RF

Comprehensive GaN / GaAs foundry & DoD accredited services

GaN innovator and leader in government-funded & industry R&D programs Transition to products and away from non-strategic foundry driving revenue and margins

Top customers

© TriQuint Semiconductor, Inc.

$750

3—5% CAGR $500

$250

$0

2013 2014 2015

Source: TriQuint

New Products

Defense Infrastructure

150 100 50

0

2011 2012 2013

Defense & Aerospace Programs

Supporting a wide variety of DoD-critical programs with our broad portfolio of products and services

EA-18G Growler

F-22 Raptor

F-16 Falcon

F-35 Lightning

WGS

Wideband Global SATCOM

AN / TPQ-53

Quick Reaction Capability Radar

© TriQuint Semiconductor, Inc. 31

GaN Technology Enables World Class Products

- **Greater power**
- **Smaller size, fewer parts**
- **Higher efficiency**


TriQuint
TGS2351-SM

40W GaN Switch


TriQuint

55W Power Transistor


TriQuint

30W Wideband GaN PA


TriQuint

20W Ku-Band GaN PA

- **GaN replacing GaAs in defense & commercial applications**
  - TWTA market ~$600 million opportunity by 2015



- **Spatium^{TM} Power Amplifiers**
  - TWTA upgrade / replacement
  - High reliability / long life
  - Compact form-factor
  - Scalable to other frequencies

TriQuint
Reach Further • Reach Faster
© TriQuint Semiconductor, Inc.
32

Financial Highlights

© TriQuint Semiconductor, Inc.

Improving Operating Model

Non-GAAP Full Year 2013 2014 Guidance (1) Mid-Term Targets

$ in millions

Revenue

Gross Margin % Revenue

Operating Exp. % Revenue

Op. Inc. / (Loss) % Revenue

EPS

$893

33%

$277

31%

$19

2%

$0.09

Q2

$220

37.5%

$69

31%

N/A

$0.07

(180m shrs)

Full Year

Mid-Single

Digit Growth

Avg. Q2-Q4

> 40%

Down

Y/Y

N/A

Exceed Consensus of $0.49 (3)

Target Above Industry

Growth > 50% Incr.

Margin

< 25%

> 15%

EPS > Sales

Growth

Basis

Filter

Growth

Accretive Mix Cost Reductions

Sales > OpEx Growth

Leverage + Contained

OpEx Share Buyback(2)

Low Tax Rate

Guidance as of 4/23/2014; Q2 guidance represents the mid-point of provided ranges.

17.5M shares repurchased at $5.61 since Q2 2012; current authorization of $75m as of 2/5/2014.

Consensus as of 1/16/2014; reiterated on 2/5/2014 and 4/23/2014.

© TriQuint Semiconductor, Inc.

Improving Gross Margin & Lower OpEx

$20M of Cost Reductions

$8M annual depreciation related to equipment write-off and $12M annual direct cost reductions taken in Q4-13

Premium Filter Mix Shift

Replacing $100M of non-strategic foundry & low margin mobile revenue during 2014 with higher margin filters

44 - 45%

Industry Leading Margins

33.2%

FY 2013

30.7%

FY 2012

38%+

FY 2014 Target

+200 bps Cost Reductions

+300 bps Improving Product Mix

“We forecast full year earnings to be 5 to 6 times greater than our results in 2013 & we believe further progress is achievable in 2015.”

© TriQuint Semiconductor, Inc.

Summary

- **Mobile creates compound, multi-year growth opportunity**
  - Smartphone penetration & LTE transition drive growth in overall RF content
  - Crowded spectrum & carrier aggregation demand premium filters
  - Dense RF integration favors comprehensive solution providers
- **Networks & Defense add stability & diversification**
  - Long product life cycles
  - High barriers to entry & healthy margins
  - Broad portfolio of highly differentiated products
- **Technology sustains competitive advantage**
  - Proprietary premium filters (BAW & TC-SAW)
  - Advanced packaging – CuFlip™ & WLP
  - Industry leading GaAs and GaN processes
- **Rapid financial improvement**
  - Accretive product mix (less discrete GaAs products, more filters)
  - 50%+ incremental margin
  - Earnings to be 5 to 6 times greater than 2013

TriQuint
Reach Further • Reach Faster™
© TriQuint Semiconductor, Inc.
36

Important Legal Disclosures

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

© TriQuint Semiconductor, Inc.

Important Legal Disclosures

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form

10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

© TriQuint Semiconductor, Inc.

Backup

© TriQuint Semiconductor, Inc.

Filter Requirements by Geography

	SAW								TC-SAW			BAW								
	GSM High	GSM Low	Band 1	GPS	Band 6	Band 4	Band 8	Band 17	Band 13	Band 20	Band 26	Band 43	Band 42	Band 3	Band 25	Band 2	Band 7	Band 38	Band 40	Band 41
North America	2G	2G		GNSS		LTE		LTE	LTE		LTE				LTE	LTE				LTE
Europe	2G	2G	3G	GNSS			3G			LTE			LTE	LTE			LTE	LTE		
China	2G	2G	3G	GNSS														LTE	LTE	LTE
Japan	2G	2G	3G	GNSS	3G		3G				LTE									LTE
India	2G	2G		GNSS															LTE	
Other Asia	2G	2G	3G	GNSS			3G				LTE			LTE			LTE	LTE	LTE	

Wi-Fi Coexist Filter is Required

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.

40

What Makes BAW Filters So Desirable?

BAW Characteristics

- Lower signal loss
- Better precision

Noticeable Benefits

- Longer battery life
- Fewer dropped calls
- Optimizes crowded spectrum

Barriers to Entry

- Considerable IP
- Engineering expertise
- Manufacturing scale



1700 MHz
5000+ MHz
RF Spectrum

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.

SAW & BAW Technology Comparison

SAW

(Surface Acoustic Wave)

Acoustic wave propagates in a **lateral** direction



Surface Acoustic Wave
Electrical Port
Metal lines
Interdigital Transducer
Piezoelectric substrate ($LiTaO_3$, ….)

Covers frequencies up to about 1.9GHz

BAW

(Bulk Acoustic Wave)

Acoustic wave propagates in a **vertical** direction



Top electrode
Stress field of acoustic wave
Thin-film piezolayer
99.99%
2 μm thick @ 2GHz
Bottom electrode
Acoustic reflector
Substrate

Suited for frequencies from 1.5GHz to 9GHz

TriQuint
Reach Further • Reach Faster

© TriQuint Semiconductor, Inc.